SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

Table of Contents

This Form 6-K consists of  Articles of Association on March 18 2014.

Statuten der Coca-Cola HBC AG (Coca-Cola HBC SA) (Coca-Cola HBC Ltd) mit Sitz in Steinhausen vom 10. März 2014	Articles of Association of Coca-Cola HBC AG (Coca-Cola HBC SA) (Coca-Cola HBC Ltd) domiciled in Steinhausen as of 10 March 2014

		I. Name, Sitz, Zweck und Dauer der Gesellschaft			I. Name, Registered Office, Purpose and Duration of the Company
		Art. 1			Art. 1
Firma und Sitz		Unter der Firma Coca-Cola HBC AG (Coca-Cola HBC SA) (Coca-Cola HBC Ltd) besteht eine Aktiengesellschaft nach Artikel 620 ff. des Obligationenrechts mit Sitz in Steinhausen (die "Gesellschaft").	Company Name and Registered Office
Under the company name of

Coca-Cola HBC AG
(Coca-Cola HBC SA)
(Coca-Cola HBC Ltd)

a company exists pursuant to articles 620 et seq. of the Swiss Code of Obligations having its registered office in Steinhausen (the "Company").

		Art. 2			Art. 2
Zweck	1	Der Zweck der Gesellschaft ist der Erwerb, das Halten, die Verwaltung und der Verkauf von direkten und indirekten Beteiligungen an in- und ausländischen Unternehmen aller Art, vornehmlich in den Bereichen Produktion, Handel und Verpacken von Getränken und Lebensmitteln.	Purpose	1
The purpose of the Company is the acquisition, holding, administration and sale of direct and indirect participations in national and international businesses of all kind, in particular in the areas of production, trading and packaging of beverages and foods.

	2	Die Gesellschaft kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten sowie Grundstücke erwerben, halten und veräussern.		2	The Company may establish branch offices and subsidiaries on the national and international level as well as acquire, hold, and sell real estate.
	3	Die Gesellschaft kann auch jeglichen kommerziellen, finanziellen und anderen Tätigkeiten nachgehen, welche mit dem Zweck der Gesellschaft im Zusammenhang stehen. Insbesondere kann die Gesellschaft Darlehen, Garantien und andere Arten der Finanzierung und von Sicherheitsleistungen für Konzerngesellschaften gewähren und Mittel am Geld- und Kapitalmarkt aufnehmen und anlegen.		3
The Company may also engage in any commercial, financial or other activities which are related to the purpose of the Company. In particular, the Company may provide loans, guarantees and other kinds of financing and security for group companies and borrow and invest money on the money and capital markets.

		Art. 3			Art. 3
Dauer		Die Dauer der Gesellschaft ist unbeschränkt.	Duration		The duration of the Company is unlimited.

		II. Aktienkapital			II. Share Capital
		Art. 4			Art. 4
Aktienkapital	1	Das Aktienkapital der Gesellschaft beträgt CHF 2'463'524'507.50 und ist eingeteilt in 367'690'225 Namenaktien mit einem Nennwert von CHF 6.70 pro Aktie. Das Aktienkapital ist vollständig liberiert.	Share Capital	1	The share capital of the Company amounts to CHF 2,463,524,507.50 and is divided into 367,690,225 registered shares with a par value of CHF 6.70 per share. The share capital is fully paid-in.
	2	Die Generalversammlung kann jederzeit beschliessen, Namenaktien in Inhaberaktien und Inhaberaktien in Namenaktien umzuwandeln.		2	The General Meeting may, at any time, resolve to convert registered shares into bearer shares and bearer shares into registered shares.
		Art. 5			Art. 5
Genehmigtes Aktienkapital für Akquisitionszwecke	1
Der Verwaltungsrat ist ermächtigt, jederzeit bis 25. April 2015 das Aktienkapital um höchstens CHF 517'822.90 mittels Ausgabe von höchstens 77'287 vollständig liberierter Namenaktien mit einem Nennwert von je CHF 6.70 zu erhöhen um (i) Aktien von Coca-Cola Hellenic Bottling Company S.A., Maroussi, Griechenland, mit Aktien der Gesellschaft zu erwerben oder (ii) einen Erwerb von Aktien von Coca-Cola Hellenic Bottling Company S.A., Maroussi, Griechenland, gegen Barzahlung, wie auch immer strukturiert, einschliesslich gemäss eines sell-outs oder squeeze-outs oder durch börsliche oder ausserbörsliche Käufe, zu finanzieren oder zu refinanzieren.
			Authorized Share Capital for Acquisition Purposes	1
The Board of Directors is authorized to increase the share capital from time to time and at any time until 25 April 2015 by an amount not exceeding CHF 517,822.90 by issuing up to 77,287 fully paid-up registered shares with a nominal value of CHF 6.70 each for the purpose of (i) acquiring shares in Coca-Cola Hellenic Bottling Company S.A., Maroussi, Greece, with shares in the Company or (ii) financing or re-financing any acquisition for cash of shares in Coca-Cola Hellenic Bottling Company S.A., Maroussi, Greece, howsoever structured, including pursuant to any sell-out or squeeze-out or on-exchange or off-exchange purchases.

	2	Erhöhungen durch Festübernahmen oder in Teilbeträgen sind zulässig. Das Ausgabedatum, der Ausgabepreis, die Art der Einlagen (inkl. Sacheinlage oder Sachübernahme) sowie der Beginn der Dividendenberechtigung werden vom Verwaltungsrat bestimmt. Der Verwaltungsrat kann nicht ausgeübte Bezugsrechte von der Kapitalerhöhung ausschliessen, sie zu marktüblichen Konditionen verkaufen oder anderweitig im Interesse der Gesellschaft verwenden.		2
Increases through firm underwriting or in partial amounts are permitted. The date of issue, issue price, type of contribution (including a contribution or acquisition in kind) and starting date for the entitlement to dividends shall be determined by the Board of Directors. The Board of Directors may exclude subscription rights that have not been exercised from the capital increase, sell them at market terms or use them otherwise in the interest of the Company.

	3	Die Bezugsrechte der Aktionäre sind ausgeschlossen und der Verwaltungsrat ist berechtigt, diese Bezugsrechte einzelnen Aktionären oder Dritten zuzuteilen.		3	The subscription rights of the shareholders shall be excluded, and the Board of Directors is authorized to allocate them to individual shareholders or third parties.
	4	Die neu ausgegebenen Aktien unterliegen den Eintragungsbeschränkungen gemäss Artikel 7.		4	The newly issued shares are subject to the restrictions on registration in accordance with article 7.
		Art. 6			Art. 6
Bedingtes Aktienkapital für Mitarbeiteroptionen	1	Das Aktienkapital kann durch die Ausgabe von maximal 35'457'763 voll liberierten Namenaktien mit einem Nennwert von je CHF 6.70 um maximal CHF 237'567'012.10 erhöht werden bei Ausübung von Optionsrechten, welche Verwaltungsratsmitgliedern, Mitgliedern der Geschäftsleitung, Mitarbeitern oder Beratern der Gesellschaft, deren Tochtergesellschaften oder anderer verbundener Gesellschaften ausgegeben wurden.	Conditional Share Capital for Employee Options	1
The share capital may be increased by a maximum of CHF 237,567,012.10 through the issuance of a maximum of 35,457,763 fully paid registered shares with a par value of CHF 6.70 each upon exercise of options issued to members of the Board of Directors, members of the management, employees or advisers of the Company, its subsidiaries and other affiliated companies.

	2	Die Bezugs- und Vorwegzeichnungsrechte der Aktionäre sind ausgeschlossen. Der Verwaltungsrat oder dessen Entschädigungsausschuss legt die Ausgabebedingungen und -konditionen, einschliesslich des Ausgabepreises, dieser Optionen fest.		2
The subscription rights and advance subscription rights of the shareholders are excluded. The Board of Directors or its Remuneration Committee shall specify the terms and conditions of issuance, including the exercise price of these options.

	3	Die neu ausgegebenen Aktien unterliegen den Eintragungsbeschränkungen gemäss Artikel 7.		3	The newly issued shares are subject to the restrictions on registration in accordance with article 7.
		Art. 7			Art. 7
Aktienbuch, Eintragungsbeschränkungen und Nominees	1	Für die Namenaktien führt die Gesellschaft ein Aktienbuch, in dem der volle Name, die Adresse und die Nationalität (bei juristischen Personen die Firma und der Sitz) der Eigentümer und Nutzniesser eingetragen werden.	Share Register, Restrictions on Registration, and Nominees	1
The Company shall maintain a share register in which the full name, address and nationality (in case of legal entities, the company name and registered office) of the holders and usufructuaries of registered shares are recorded.

	2	Erwerber von Namenaktien werden auf Gesuch im Aktienbuch als Aktionäre mit Stimmrecht eingetragen, falls sie ausdrücklich erklären, der wirtschaftlich Berechtigte an diesen Namenaktien zu sein, d.h. die Aktien im eigenen Namen und auf eigene Rechnung erworben zu haben und zu halten. Andernfalls werden gesuchstellende Erwerber von Namenaktien als Aktionäre ohne Stimmrechte eingetragen, vorbehältlich des nachfolgenden Absatz 3.		2
Upon application with the Company, acquirers of registered shares will be recorded in the share register as shareholders with voting rights, provided they explicitly declare to be the beneficial owner of these shares, i.e. to have acquired and to hold these shares in their own name and for their own account. Otherwise, acquirers of registered shares applying for registration shall be recorded as shareholder without voting rights, subject to paragraph 3 below.

	3
Der Verwaltungsrat kann einen Nominee als Aktionär mit Stimmrecht eintragen, wenn und soweit in der Anmeldung für die Eintragung oder anschliessend auf Aufforderung der Gesellschaft der betreffende Nominee gegenüber der Gesellschaft den Namen, die Adresse und den Aktienanteil all derjenigen wirtschaftlich Berechtigten, welchen die mit Stimmrecht im Aktienbuch einzutragenden Aktien des Nominees zugerechnet werden können, offenlegt. Der Verwaltungsrat kann mit einem solchen Nominee einen Vertrag abschliessen, welcher insbesondere die Bekanntgabe der wirtschaftlich Berechtigten näher regelt und Bestimmungen über die Vertretung von Aktionären und die Stimmrechte enthält. Der Verwaltungsrat kann die Eintragung von Stimmrechten verweigern, bis der Nominee einen solchen Vertrag unterzeichnet hat. Im Sinne dieser Statuten (i) ist ein "Nominee" ein Finanzintermediär, der im Eintragungsgesuch nicht ausdrücklich erklärt, dass er die Aktien für eigene Rechnung hält, insbesondere eine Verwahrungsstelle, ein Nominee einer solchen Verwahrungsstelle, eine Hinterlegungsstelle, oder ein Nominee einer solchen Hinterlegungsstelle; und (ii) umfasst ein "wirtschaftlich Berechtigter" insbesondere einen wirtschaftlich Berechtigten an Depositary Interests oder Depositary Receipts für Aktien der Gesellschaft.
				3
The Board of Directors may record a nominee as a shareholder with voting rights if and to the extent in the application for registration or thereafter upon request by the Company, such nominee discloses to the Company the name, address and shareholding of all such beneficial owners to whom the nominee's shares to be recorded in the share register with voting rights are attributable. The Board of Directors may enter into a contractual agreement with such a nominee which, e.g., further specifies the disclosure of beneficial owners and contains rules on the representation of shareholders and the voting rights. The Board of Directors may withhold registration with voting rights until the nominee has entered into such agreement. For purposes of these Articles of Association, (i) a "nominee" is a financial intermediary who does not expressly declare in the application form to hold the shares for its own account and shall include, without limitation, a custodian, nominee of a custodian, depositary, or nominee of a depositary; and (ii) a "beneficial owner" shall include, without limitation, any beneficial owner of depositary interests or depositary receipts representing shares of the Company.

	4	Kein Erwerber von Namenaktien wird als Aktionär mit Stimmrechten für 30% oder mehr (zusammen mit Beteiligungen (interests) an Aktien, die vom Erwerber oder Personen, die mit dem Erwerber in gemeinsamer Absprache handeln, gehalten oder erworben werden) der im Handelsregister eingetragenen Aktien eingetragen, es sei denn: (i) der Erwerb von Aktien ist nicht die Folge einer Verbotenen Transaktion; oder (ii) der Erwerb ist die Folge einer Erlaubten Transaktion.		4
No acquirer of registered shares shall be registered as a shareholder with voting rights for 30% or more (taken together with interest in shares held or acquired by the acquirer or persons acting in concert with the acquirer) of the number of shares recorded in the commercial register, except if:

(i) the acquisition of shares is not the result of a Prohibited Transaction; or

(ii) the acquisition is the result of a Permitted Transaction.

	5	Die Beschränkung gemäss Absatz 4 gilt nicht für eine Person, die ausschliesslich als Nominee handelt, ausser insoweit, als dass die Stimmrechte einem wirtschaftlich Berechtigten zurechenbar sind, der – wäre er Aktionär – einer solchen Beschränkung unterliegen würde. Die in Absatz 4 verwendeten Begriffe sind im Einklang mit Artikel 25 Absätze 2 bis 5 auszulegen.		5
The restriction contained in paragraph 4 shall not apply to a person acting solely as a nominee, except to the extent the voting rights of a nominee are attributable to a beneficial owner who would, if such beneficial owner were a shareholder, be subject to such restriction. The terms used in paragraph 4 shall be interpreted in accordance with article 25 para. 2 to 5.

	6	Die Eintragungsbeschränkungen gemäss Absätzen 2 bis 5 kommen auch bei der Ausübung von Bezugs-, Vorkaufs-, Options- oder Wandelrechten zur Anwendung.		6	The restrictions on registration in accordance with paragraphs 2 to 5 above also apply to shares acquired by the exercise of subscription, pre-emptive, option or conversion rights.
	7	Eintragungen im Aktienbuch erfolgen aufgrund der von der Gesellschaft dafür anerkannten Formalien und Bestätigungen, welche der Gesuchsteller vollständig und wahrheitsgetreu zu erfüllen hat. Ändern die der Gesellschaft gegenüber im Eintragungsgesuch gemachten Angaben, orientiert der eingetragene Aktionär die Gesellschaft unverzüglich über die Änderungen.		7
Recordings in the share register are effected based on forms and declarations which are accepted by the Company for such purpose and which an applicant is required to comply with completely and truthfully. If the particulars given in an application for registration change, the shareholder of record has to immediately inform the Company of the change.

	8	Falls eine Eintragung aufgrund von falschen Angaben erfolgt ist, kann der Verwaltungsrat die Eintragung als Aktionär rückwirkend per Datum der Eintragung löschen, nachdem der eingetragene Aktionär oder Nominee angehört wurde. Der betreffende Aktionär oder Nominee wird unverzüglich über die Löschung der Eintragung informiert.		8
After having given to the registered shareholder or nominee the opportunity to be heard, the Board of Directors may cancel a registration as a shareholder, with retroactive effect as of the date of registration, if the registration was effected based on false information. The respective shareholder or nominee shall be informed forthwith of the cancellation of the registration.

	9	Der Verwaltungsrat kann zur Konkretisierung und Ergänzung dieses Artikels Reglemente oder Richtlinien erlassen.		9	The Board of Directors may issue regulations or directives in order to concretize and supplement this article.
		Art. 8			Art. 8
Ausübung von Aktionärsrechten	1	Stimmrechte und damit verbundene Rechte können nur von einem Aktionär oder Nutzniesser ausgeübt werden, der mit Bezug auf die betreffenden Aktien im Aktienbuch als Aktionär mit Stimmrecht eingetragen ist.	Exercise of Shareholder's Rights	1
Voting rights and rights associated therewith may only be exercised by a shareholder or usufructuary registered in the share register as a shareholder with voting rights in respect of the shares concerned.

	2	Die Aktien sind unteilbar. Die Gesellschaft anerkennt nur einen Vertreter pro Aktie.		2	The shares are not divisible. The Company accepts only one representative per share.
		Art. 9			Art. 9
Aktien mit aufgehobenem Titeldruck	1	Die Aktien der Gesellschaft werden vorbehältlich Absatz 3 in der Form von unverbrieften Wertrechten (im Sinn des schweizerischen Obligationenrechts) ausgegeben. Die Gesellschaft kann veranlassen, dass alle oder ein Teil solcher Wertrechte in ein Hauptregister einer Verwahrungsstelle als Grundlage für Bucheffekten (im Sinn des schweizerischen Bucheffektengesetzes) eingetragen werden.	No Printing of Shares	1
Shares of the Company shall, subject to paragraph 3, be issued in the form of uncertificated securities (in the sense of the Swiss Code of Obligations). The Company may cause all or a part of such uncertificated securities to be entered into a main register of a custodian as an underlying security for book entry securities (in the sense of the Swiss Book Entry Securities Act).

	2	Ein Aktionär kann von der Gesellschaft jederzeit die Ausstellung einer schriftlichen Bescheinigung über seine Aktien verlangen, sofern er im Aktienbuch eingetragen ist.		2	A shareholder may request the Company to issue a written confirmation in respect of his or her shares at any time, provided the shareholder is registered in the share register.
	3	Aktionäre haben keinen Anspruch auf Druck und Auslieferung von Urkunden für Namenaktien. Die Gesellschaft kann nach ihrem alleinigen Ermessen die als Grundlage für Bucheffekten dienenden Effekten jederzeit in eine andere Form umwandeln oder sie vom Verwahrungssystem zurückziehen; die Gesellschaft kann insbesondere Urkunden (Einzelurkunden, Zertifikate für mehrere Aktien oder Globalurkunden) drucken und ausliefern und im Hauptregister einer Verwahrungsstelle eingetragene Wertrechte austragen lassen.		3
Shareholders are not entitled to the printing or delivery of share certificates. The Company, however, may, in its sole discretion, transform the underlying securities for book entry securities into another form or withdraw them from the custodian system at any time; in particular, the Company may print and deliver certificates (individual share certificates, certificates representing multiple shares or global share certificates) and deregister uncertificated securities entered into the main register of a custodian.

	4
Eine Verfügung über Aktien in der Form von Wertrechten, die nicht im Hauptregister einer Verwahrungsstelle eingetragen sind, erfolgt durch schriftliche Abtretungserklärung und setzt zu ihrer Gültigkeit voraus, dass sie der Gesellschaft angezeigt wird. Im Unterschied dazu erfolgt eine Verfügung über Aktien, die in der Form von Bucheffekten auf der Grundlage von im Hauptregister einer Verwahrungsstelle eingetragenen Wertrechten bestehen, ausschliesslich durch Buchungen in Effektenkonten gemäss anwendbarem Recht, ohne Notwendigkeit einer Anzeige an die Gesellschaft; eine Verfügung solcher Aktien durch Abtretung ohne entsprechende Buchung in einem Effektenkonto ist ausgeschlossen. Eine "Verfügung" im Sinne dieser Bestimmung umfasst eine Übertragung der Rechtsinhaberschaft, die Bestellung einer Nutzniessung oder eines Pfandes und dgl. Art. 685f OR ist vorbehalten; für Zwecke von Art. 685f OR gilt dabei ein Erwerb von Aktien in Form von Bucheffekten durch Buchung in einem Effektenkonto stets als "börsenmässiger Erwerb".
				4
A disposition of shares in the form of uncertificated securities which are not entered into the main register of a custodian shall be effected by way of a written declaration of assignment and requires, as a condition for validity, to be notified to the Company. In contrast, a disposition of shares which exist in the form of book entry securities based on uncertificated securities entered into the main register of a custodian shall solely be effected by entries in securities accounts in accordance with applicable law, without prerequisite to be notified to the Company; a disposition of such shares by way of assignment without corresponding entry in a securities account is excluded. For purposes of this provision, "disposition" shall include a transfer of title, the creation of a usufruct or a pledge and the like. Art. 685f of the Swiss Code of Obligations is reserved, it being understood that for purposes of Art. 685f of the Swiss Code of Obligations, an acquisition of shares in the form of book-entry securities by entry in a securities account shall be deemed an "on-exchange acquisition" in any instance.

	5	Die Gesellschaft kann zum Zweck der Anzeige gemäss Absatz 4 die Verwendung von Formularen vorschreiben.		5	The Company may prescribe the use of forms for purposes of notification in accordance with paragraph 4.
		Art. 10			Art. 10
Bezugs- und Vorkaufsrechte	1	Im Falle einer Erhöhung des Aktienkapitals der Gesellschaft werden den bestehenden Aktionären Bezugs- und Vorwegzeichnungsrechte gemäss den gesetzlichen Bestimmungen des schweizerischen Rechts gewährt.	Subscription rights and pre-emptive rights	1	In case of an increase of the Company's share capital, the existing shareholders shall have subscription and advance subscription rights in accordance with the statutory provisions of Swiss law.
	2	Falls die Gesellschaft direkt oder über Tochtergesellschaften eigene Aktien (im Sinne von Artikel 659 ff. OR) oder Optionen, Futures oder ähnliche Finanzinstrumente bezüglich eigener Aktien wieder veräussert, steht den bestehenden Aktionären ein Vorkaufsrecht an den wieder veräusserten Aktien oder anderen Finanzinstrumenten im Verhältnis zu ihrem Aktienbesitz zu.		2
If the Company, either directly or through subsidiaries, resells own shares (in the sense of articles 659 et seq. of the Swiss Code of Obligations) or options, futures or similar financial instruments on own shares, the existing shareholders shall have pre-emptive rights with regard to the resold shares or other financial instruments in proportion to their shareholding.

	3	Die Vorkaufsrechte gemäss Absatz 2 sind insoweit ausgeschlossen, als Bezugsrechte bzw. Vorwegzeichnungsrechte im Zusammenhang mit einer Ausgabe von Aktien aus genehmigtem oder bedingtem Kapital gemäss Artikel 5 bzw. 6 ausgeschlossen sind oder ausgeschlossen werden können, und der Verwaltungsrat kann diese insoweit einschränken oder ausschliessen, als er ermächtigt ist, Bezugsrechte bzw. Vorwegzeichnungsrechte in Übereinstimmung mit den Artikeln 5 und 6 auszuschliessen. Zudem sind sie ausgeschlossen, wenn eigene Aktien für Mitarbeiterbeteiligungspläne verwendet werden.		3
The pre-emptive rights pursuant to paragraph 2 shall be excluded to the extent subscription rights and advance subscription rights, respectively in connection with an issuance of shares out of authorized or conditional capital pursuant to article 5 and 6, respectively are or may be excluded, and the Board of Directors may restrict or exclude them to the extent it is authorized to exclude subscription and advance subscription rights, respectively, in accordance with article 5 and 6. In addition, they shall be excluded if own shares are used for employee participation plans.

	4	Zusätzlich kann die Generalversammlung die Vorkaufsrechte gemäss Absatz 2 ohne Angabe von Gründen einschränken oder ausschliessen. Dieser Beschluss der Generalversammlung muss den Maximalbetrag eigener Aktien festlegen, die ohne Vorkaufsrecht weiterverkauft werden, sowie eine Zeitspanne von höchstens einem Jahr, innerhalb welcher eigene Aktien ohne Vorkaufsrechte weiterverkauft werden können.		4
In addition, the General Meeting may restrict or exclude the pre-emptive rights pursuant to paragraph 2 without giving reasons. Such resolution of the General Meeting shall specify the maximum amount of own shares to be resold without pre-emptive rights and a time limit of not more than one year during which own shares may be resold without pre-emptive rights.

		III. Organisation der Gesellschaft			I. Organisation of the Company
		A. Generalversammlung			A. General Meeting
		Art. 11			Art. 11
Befugnisse		Die Generalversammlung ist das oberste Organ der Gesellschaft. Sie hat die folgenden ausschliesslichen und unübertragbaren Kompetenzen:	Powers		The General Meeting of shareholders is the supreme body of the Company. It has the following exclusive and non-transferable competences:

1. Änderung der Statuten;

2. Genehmigung des Jahresberichts und der Konzernrechnung;

3. Genehmigung der Jahresrechnung der Gesellschaft sowie Beschlussfassung über die Verteilung des Bilanzgewinnes, insbesondere die Festlegung der Dividenden;

4. Entlastung (Décharge) der Mitglieder des Verwaltungsrates und der Geschäftsleitung;

5. Wahl der Mitglieder des Verwaltungsrates und der Revisionsstelle;

6. Beschlussfassung über alle anderen Angelegenheiten, die gemäss den Statuten oder dem Gesetz ausschliesslich in der Kompetenz der Generalversammlung liegen oder die der Generalversammlung durch den Verwaltungsrat zur Beschlussfassung vorgelegt werden.

1. Amendments to the Articles of Association;

2. Approval of the annual report and of the consolidated accounts;

3. Approval of the Company's stand-alone annual financial statement as well as resolutions on the allocation of the balance sheet profits, in particular the determination of dividends;

4. Discharge of the members of the Board of Directors and of the Executive Board;

5. Election of the members of the Board of Directors and the Auditors;

6. Resolutions on all other matters which, under the Articles of Association or according to the law, are in the exclusive competence of the General Meeting or which have been submitted to the General Meeting for its decision by the Board of Directors.

		Art. 12			Art. 12
Befugnisse in Bezug auf Übernahmen	1
Falls irgendwelche Umstände eintreten, unter denen (würde die Gesellschaft dem Takeover Code unterliegen) die Gesellschaft eine Zielgesellschaft oder auf andere Weise Gegenstand eines Angebots würde, oder unter denen der Verwaltungsrat Grund zur Annahme hätte, dass ein in guten Treuen erfolgendes Angebot unmittelbar bevorstehen könnte, hat die Generalversammlung die folgenden zusätzlichen ausschliesslichen Kompetenzen (und der Verwaltungsrat darf ohne Genehmigung der Generalversammlung keine der untenstehenden Handlungen vornehmen), es sei denn (a) die geplante Handlung stellt die Erfüllung eines früher eingegangenen Vertrages oder einer anderen bereits bestehenden Verbindlichkeit dar, (b) eine Entscheidung über die geplante Handlung ist vor Beginn des Zeitraums, in welchem solche Umstände eingetreten sind, getroffen worden und (i) wurde teilweise oder vollumfänglich vor Beginn dieses Zeitraums umgesetzt oder (ii) wurde weder teilweise noch vollumfänglich vor Beginn dieses Zeitraums umgesetzt, aber gehört zum gewöhnlichen Geschäftsgang, oder (c) Schweizer Recht verbietet die Delegation solcher Kompetenzen an die Generalversammlung:

1. Genehmigung jeglicher Handlungen, durch welche der Erfolg eines Angebots oder eines in guten Treuen erfolgenden, möglichen Angebots verhindert werden könnte oder durch welche den Aktionären die Möglichkeit verweigert würde, darüber in der Sache zu entscheiden; und

2. Genehmigung jeglicher Handlungen, um (i) Aktien auszugeben oder eigene Aktien zu übertragen oder zu verkaufen, oder einer solchen Übertragung oder Verkauf zuzustimmen; (ii) Optionen in Bezug auf nicht ausgegebene Aktien auszugeben oder zu gewähren; (iii) Effekten mit Wandlungs- oder Bezugsrechten zu schaffen oder auszugeben, oder eine solche Schaffung oder Ausgabe zu erlauben; (iv) Vermögenswerte von wesentlichem Wert zu verkaufen, veräussern oder erwerben, oder einem solchen Verkauf, Veräusserung oder Erwerb zuzustimmen; oder (v) Verträge ausserhalb des gewöhnlichen Geschäftsgangs abzuschliessen.
			Powers with regard to Takeovers	1
If any circumstances shall arise under which (had the Company been subject to the Takeover Code) the Company would be an offeree company or otherwise subject to an offer, or under which the Board of Directors would have reason to believe that a bona fide offer might be imminent, the General Meeting shall have the following additional exclusive competences (and the Board of Directors shall not take any of the activities below without the approval of the General Meeting), except to the extent (a) the proposed action is performance of a contract entered into earlier or another pre-existing obligation, (b) a decision to take the proposed action has been taken before the beginning of the period when such circumstances have arisen which (i) has been partly or fully implemented before the beginning of that period or (ii) has not been partly or fully implemented before the beginning of that period but is in the ordinary course of business, or (c) Swiss law prohibits to confer such competence to the General Meeting:

1. to approve any action which may result in any offer or bona fide possible offer being frustrated or in shareholders being denied the opportunity to decide on its merits; and

2. to approve any action to (i) issue any shares or transfer or sell, or agree to transfer or sell, any shares out of treasury; (ii) issue or grant options in respect of any unissued shares; (iii) create or issue, or permit the creation or issue of, any securities carrying rights of conversion into or subscription for shares; (iv) sell, dispose of or acquire, or agree to sell, dispose of or acquire, assets of a material amount; or (v) enter into contracts otherwise than in the ordinary course of business.

	2	Die in diesem Artikel verwendeten Begriffe sind im Einklang mit Artikel 25 Absatz 2 bis 5 auszulegen.		2	The terms used in this article shall be interpreted in accordance with article 25 paragraph 2 to 5.
		Art. 13			Art. 13
Versammlungen, Sprache	1	Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt.	Meetings, Language	1	The ordinary General Meeting is to be held annually within six months following the close of the financial year.
	2	Eine ausserordentliche Generalversammlung wird einberufen, so oft es notwendig ist.		2	An extraordinary General Meeting may be called as often as necessary.
	3	Zeitpunkt und Ort der Generalversammlung, die im Ausland abgehalten kann, werden durch den Verwaltungsrat oder durch ein anderes Organ, welches zur Einberufung der Generalversammlung befugt ist, bestimmt. Generalversammlungen werden in Englisch abgehalten, sofern der Verwaltungsrat nichts anderes bestimmt.		3
The Board of Directors, or any other body lawfully convening the General Meeting, shall determine the time and location of the General Meeting which can be held outside of Switzerland. General Meetings are conducted in English, unless otherwise determined by the Board of Directors.

		Art. 14			Art. 14
Einberufung	1	Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle einberufen.	Convening	1	General Meetings shall be convened by the Board of Directors and, if necessary, by the Auditors.
	2	Die Einberufung der Generalversammlung erfolgt mindestens 20 Tage vor der Versammlung durch einmalige Publikation im Schweizerischen Handelsblatt. In der Einladung sind neben Tag, Zeit und Ort der Generalversammlung die Verhandlungsgegenstände und die Anträge des Verwaltungsrates sowie die Anträge derjenigen Aktionäre bekannt zu geben, welche entweder die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes nach Artikel 14 Absatz 3 respektive Artikel 15 Absatz 2 beantragt haben.		2
Notice of a General Meeting shall be given by means of a single publication in the Swiss Offical Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting. The notice of the General Meeting must indicate the day, time and place of the meeting, the agenda, the proposals by the Board of Directors and the proposals of shareholders which have requested either a meeting or that an item be put on the agenda in accordance with article 14 paragraph 3 and article 15 paragraph 2, respectively.

	3	Ein oder mehrere Aktionäre, die zusammen mindestens 5% des im Handelsregister eingetragenen Aktienkapitals halten, können die Einberufung einer Generalversammlung verlangen. Ein solches Begehren ist schriftlich an den Verwaltungsrat zu richten und hat den Zweck, die Verhandlungsgegenstände und die entsprechenden Anträge zu nennen.		3
One or more shareholders whose combined shareholdings represent at least 5% of the Company's share capital registered in the commercial register may request that a General Meeting be convened. Such request must be communicated to the Board of Directors in writing and specify the purpose of the meeting, the agenda and the corresponding motions to be submitted.

		Art. 15			Art. 15
Traktandierung	1	Der Verwaltungsrat, oder ein anderes Organ, das zur Einberufung der Generalversammlung befugt ist, gibt die Verhandlungsgegenstände bekannt.	Agenda	1	The Board of Directors, or any other body lawfully convening the General Meeting, shall announce the items on the agenda.
	2	Ein oder mehrere Aktionäre, die (i) Aktien im Nennwert von CHF 1'000'000 oder mehr halten oder (ii) zusammen mehr als 5% des im Handelsregister eingetragenen Aktienkapitals vertreten, können die Traktandierung eines Verhandlungsgegenstandes verlangen. Eine solche Traktandierung muss mindestens 45 Tage vor der Versammlung schriftlich unter Angabe des Verhandlungsgegenstandes und der dazugehörigen Anträge beim Verwaltungsrat anbegehrt werden.		2
One or more shareholders whose combined shareholdings represent (i) an aggregated par value of at least CHF 1,000,000 or (ii) at least 5% of the Company's share capital registered in the commercial register may request that an item be put on the agenda. Such request must be communicated to the Board of Directors in writing at least 45 days prior to the General Meeting and specify the item on the agenda and the corresponding motion.

		Art. 16			Art. 16
Stimmrecht und Vertretung	1
Vorbehältlich Artikel 17 berechtigt jede Aktie zu einer Stimme in der Generalversammlung, sofern der Eigentümer oder Nutzniesser bis zu einem vom Verwaltungsrat bezeichneten, massgeblichen Tag (Stichtag) gemäss Artikel 7 der Statuten ordnungsgemäss im Aktienregister mit Stimmrecht eingetragen wurde. In Ermangelung einer solchen Bezeichnung liegt der Stichtag zehn Tage vor der Generalversammlung. Der Verwaltungsrat ist ermächtigt, die in diesem Absatz festgelegten Bestimmungen in der Einladung zur Generalversammlung oder in allgemeinen Reglementen oder Richtlinien zu präzisieren oder zu ergänzen.
			Voting Rights and Proxies	1
Subject to Article 17, each share entitles to one vote in a General Meeting, provided that its holder or usufructuary has been duly registered in the share register with voting rights in accordance with article 7 of the Articles of Association until a specific qualifying day (record date) designated by the Board of Directors. In the absence of such designation, the record date shall be 10 days prior to the General Meeting. The Board of Directors may, in the notice of a General Meeting or in general regulations or directives, specify or supplement the rules laid down in this paragraph.

	2	Vorbehältlich Absatz 3 kann jeder Aktionär seine Aktien an einer Generalversammlung mittels Erteilung einer schriftlichen Vollmacht an einen Dritten, der nicht Aktionär zu sein braucht, vertreten lassen.		2	Subject to paragraph 3, by means of a written proxy, each shareholder may have his shares represented in a General Meeting by a third person who needs not to be a shareholder.
	3	Ein Aktionär, der im Aktienbuch als Nominee gemäss Artikel 7 Absatz 3 der Statuten eingetragen ist, kann einzelne oder alle seiner Aktien an einer Generalversammlung nur vertreten lassen durch (i) den wirtschaftlich Berechtigten an diesen Aktien, welcher der Gesellschaft seinen Namen, seine Adresse und seinen Aktienanteil offenlegt, oder (ii) eine andere Person, die der Gesellschaft den Namen, die Adresse und den Aktienanteil der wirtschaftlich Berechtigten an diesen Aktien offenlegt.		3
A shareholder recorded in the share register as a nominee pursuant to article 7 paragraph 3 of the Articles of Association may have particular or all of his shares represented in a General Meeting only by (i) the beneficial owner of such shares disclosing to the Company his name, address and shareholding or (ii) another person disclosing to the Company the name, address and shareholding of the beneficial owners of such shares.

	4	Im Falle der Beschlussfassung über die Entlastung der Mitglieder des Verwaltungsrat und der Geschäftsleitung wird das Stimmrecht von Personen, die in irgendeiner Weise an der Geschäftsführung der Gesellschaft teilgenommen haben, ausgesetzt.		4
In the case of resolutions concerning the discharge of the members of the Board of Directors and of the Senior Management, the voting rights of persons who have participated in any manner in the management of the Company shall be suspended.

		Art. 17			Art. 17
Stimmrechtsbeschränkungen	1
Kein Aktionär kann, auch wenn er im Aktienbuch mit Stimmrecht eingetragen ist, Stimmrechte für 30% oder mehr ausüben (zusammen mit Beteiligungen (interests) an Aktien, die vom Aktionär oder Personen, die mit dem Aktionär in gemeinsamer Absprache handeln, gehalten werden) der im Handelsregister eingetragenen Aktien, es sei denn:

(i) Ein solcher Aktionär ist weder eine Verbotene Transaktion eingegangen, noch hat er eine Verbotene Transaktion getätigt oder war an ihr beteiligt; oder

(ii) Alle Verbotenen Transaktionen, die ein solcher Aktionär eingegangen ist, getätigt hat oder an denen er beteiligt war, (i) waren Erlaubte Transaktionen oder (ii) wurden rückabgewickelt oder nach Ansicht des Verwaltungsrats anderweitig rückgängig gemacht.
			Restrictions on Voting Rights	1
No shareholder, even if registered in the share register with voting rights, shall exercise voting rights for 30% or more (taken together with interest in shares held by such shareholder or persons acting in concert with such shareholder) of the number of shares recorded in the commercial register, except if:

(i) Such shareholder has not entered into, effected or participated in a Prohibited Transaction; or

(ii) All and any Prohibited Transactions which such person entered into, effected or participated in were (i) Permitted Transactions or (ii) unwound or otherwise, in the view of the Board of Directors, reversed.

	2
Falls der Verwaltungsrat Zweifel hat, ob die Stimmrechtsbeschränkungen gemäss Absatz 1 auf einen bestimmten Aktionär anwendbar sind, kann der Verwaltungsrat vom Aktionär diejenigen Informationen verlangen, die der Verwaltungsrat für angemessen hält. Solange der Verwaltungsrat Grund zur Annahme hat, dass die Beschränkungen auf einen Aktionär anwendbar sind, oder falls ein Aktionär sich weigert, dem Verwaltungsrat die verlangten Informationen zu liefern, ist der Verwaltungsrat berechtigt, die Beschränkungen so anzuwenden, wie der Verwaltungsrat es für angemessen hält, bis der Verwaltungsrat vom Gegenteil überzeugt wurde.
				2
If the Board of Directors has doubts whether the voting restrictions according to paragraph 1 applies to a certain shareholder, it may require any shareholder to provide such information as the Board of Directors considers appropriate. As long as the Board of Directors has reason to believe that the restriction applies or if a shareholder refuses to provide the information the Board of Directors has requested, the Board of Directors may apply the restrictions in such manner as the Board of Directors considers appropriate until the Board of Directors is satisfied to the contrary.

	3	Die vorstehenden Einschränkungen der Stimmrechte gelten nicht für eine Person, die ausschliesslich als Nominee handelt, ausser insoweit, als dass die Stimmrechte einem wirtschaftlich Berechtigten zurechenbar sind, der – wäre er Aktionär – einer solchen Beschränkung unterliegen würde.		3
The foregoing restrictions on voting rights shall not apply to a person acting solely as a nominee, except to the extent the voting rights of a nominee are attributable to a beneficial owner who would, if such beneficial owner were a shareholder, be subject to the foregoing restrictions.

	4	Ein Aktionär, der im Aktienbuch als Nominee gemäss Artikel 7 Absatz 3 der Statuten eingetragen ist, kann nicht mehr Stimmrechte als für 2% der Anzahl im Handelsregister eingetragenen Aktien ausüben, ausser wenn und soweit ein solcher Nominee (i) auf und gemäss Weisungen durch die wirtschaftlich Berechtigten an den betreffenden Aktien stimmt und (ii) der Gesellschaft den Namen, die Adresse und den Aktienanteil solcher wirtschaftlich Berechtigten offenlegt.		4
A shareholder registered in the share register as a nominee pursuant to article 7 paragraph 3 of the Articles of Association shall exercise voting rights for no more than 2% of the number of shares recorded in the commercial register except if and to the extent such nominee (i) votes upon and in accordance with instructions by the beneficial owners of the respective shares and (ii) discloses to the Company the name, address and shareholding of such beneficial owners.

	5	Die in Absätzen 1 bis 3 dieses Artikels verwendeten Begriffe sollen im Einklang mit Artikel 25 Absatz 2 bis 5 ausgelegt werden.		5	The terms used in paragraphs 1 to 3 of this article shall be interpreted in accordance with article 25 paragraph 2 to 5.
		Art. 18			Art. 18
Beschlussfassung	1	Die Generalversammlung ist ohne Rücksicht auf die Anzahl der an der Versammlung anwesenden oder durch Vollmacht vertretenen Aktien beschlussfähig.	Resolutions	1	The General Meeting may pass resolutions without regard to the number of shareholders present at the meeting or shares represented by proxy.
	2	Soweit zwingende gesetzliche Bestimmungen oder die Statuten nichts anderes vorsehen, fasst die Generalversammlung ihre Beschlüsse und vollzieht sie ihre Wahlen mit der absoluten Mehrheit der gültig abgegebenen Stimmen.		2
Unless mandatory statutory provisions or the Articles of Association provide otherwise, the General Meeting passes its resolutions and performs elections with the absolute majority of the votes validly cast.

	3
Zusätzlich zu den gesetzlichen Bestimmungen ist ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Stimmen und die absolute Mehrheit der vertretenen Nennwerte auf sich vereinigt, erforderlich für:

1. Änderungen der Statuten;

2. Kapitalerhöhungen und -herabsetzungen;

3. Die Fusion (entweder durch Absorption oder Kombination) der Gesellschaft mit oder in eine andere nicht verbundene Gesellschaft oder ein anderer Unternehmenszusammenschluss mit im Wesentlichen ähnlicher wirtschaftlicher Wirkung, sofern der Unternehmenswert einer solchen anderen Gesellschaft 25% des Unternehmenswertes der Gesellschaft übersteigt;

4. Änderungen dieses Artikels 18 Absatz 3 der Statuten.
				3
In addition to the statutory provisions, resolutions concerning the following items shall be passed by a majority of at least two-thirds of the voting rights represented and an absolute majority of the nominal value of shares represented:

1. Amendments of the Articles of Association;

2. Capital increases and decreases;

3. The merger (either by absorption or combination) of the Company with or into another unaffiliated company or another business combination having substantially similar economic effect; provided that the enterprise value of such other company exceeds 25% of the Company’s enterprise value;

4. Any change of this article 18 paragraph 3 of the Articles of the Association.

	4	Zudem werden (i) Beschlüsse betreffend den Ausschluss oder die Beschränkung von Bezugsrechten oder Vorwegzeichnungsrechten und (ii) Beschlüsse betreffend den Ausschluss oder die Beschränkung von Vorkaufsrechten gemäss Artikel 10 Absatz 4 der Statuten mit einer Mehrheit von 75% der vertretenen Stimmen und einer absoluten Mehrheit der Nennwerte der vertretenen Aktien gefasst. Änderungen dieses Artikels 18 Absatz 4 der Statuten unterliegen derselben Mehrheit.		4
Furthermore, (i) resolutions concerning the exclusion or limitation of subscription rights or advance subscription rights and (ii) resolutions concerning the exclusion or limitation of pre-emptive rights in accordance with article 10 paragraph 4 of the Articles of Association shall be passed by a majority of 75% of the voting rights represented and an absolute majority of the nominal value of shares represented. Any change of this article 18 paragraph 4 of the Articles of the Association shall be subject to the same majority.

	5	Zudem werden Beschlüsse betreffend die Auflösung der Gesellschaft durch Liquidation mit einer Mehrheit von 80% der ausstehenden und nach Gesetz und Statuten ausübbaren Stimmrechte und einer absoluten Mehrheit der Nennwerte der vertretenen Aktien gefasst. Änderungen dieses Artikels 18 Absatz 5 der Statuten unterliegen derselben Mehrheit.		5
Furthermore, resolutions concerning the dissolution with liquidation of the Company shall be passed by a majority of 80% of the voting rights outstanding and exercisable in accordance with the law and the Articles of Association and an absolute majority of the nominal value of shares represented. Any change of this article 18 paragraph 5 of the Articles of the Association shall be subject to the same majority.

		Art. 19			Art. 19
Abstimmungsverfahren	1	Der Vorsitzende bestimmt das Abstimmungsverfahren.	Voting procedure	1	The chairman of the meeting decides on the voting procedure.
	2	Namentlich kann eine Abstimmung durch elektronische oder schriftliche Stimmabgabe oder durch Handzeichen erfolgen. Um die Stimmenzählung zu beschleunigen, kann der Vorsitzende im Falle von schriftlichen Abstimmungen festlegen, dass nur die Stimmen der Aktionäre gezählt werden, die sich der Stimme enthalten oder eine Nein-Stimme abgeben, und dass die übrigen zum Zeitpunkt der Abstimmung an der Generalversammlung vertretenen Aktien als Ja-Stimmen gezählt werden.		2
In particular, a vote may be conducted by electronic or written ballot or by a show of hands. In the case of written ballots, the chairman of the meeting may rule that only the ballots of those shareholders shall be collected who chose to abstain or to cast a negative vote, and that all other shares represented at the General Meeting at the time of the vote shall be counted in favour, in order to expedite the counting of the votes.

		Art. 20			Art. 20
Vorsitz, Protokolle und Stimmenzähler	1	Den Vorsitz der Generalversammlung führt der Präsident des Verwaltungsrates, oder bei dessen Verhinderung der Vizepräsident des Verwaltungsrates oder ein anderer von der Generalversammlung gewählter Tagespräsident.	Chairman, Minutes and Scrutineers	1	General Meetings are presided over by the chairman of the Board of Directors or, in his absence, by the Vice Chairman or by a chairman of the day to be elected by the General Meeting.
	2	Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler, die beide nicht Aktionäre sein müssen.		2	The chairman of the meeting appoints a secretary for the minutes and the scrutineers, neither of whom need be shareholders.
	3	Der Verwaltungsrat ist verantwortlich für die Führung des Protokolls, die vom Vorsitzenden und vom Protokollführer zu unterzeichnen sind.		3	The Board of Directors is responsible for keeping the minutes, which are to be signed by the chairman and the secretary of the meeting.

		B. Verwaltungsrat			B. Board of Directors
		Art. 21			Art. 21
Anzahl Mitglieder		Der Verwaltungsrat besteht aus wenigstens 7 und höchstens 15 Mitgliedern.	Number of members		The Board of Directors consists of no less than 7 and no more than 15 members.
		Art. 22			Art. 22
Amtsdauer	1	Jedes Mitglied wird für die Dauer von einem Jahr gewählt. Unter einem Jahr ist dabei der Zeitabschnitt zwischen zwei ordentlichen Generalversammlungen zu verstehen oder, wenn ein Verwaltungsratsmitglied an einer ausserordentlichen Generalversammlung gewählt wurde, die Zeitspanne zwischen der ausserordentlichen und der nächsten ordentlichen Generalversammlung.	Term of Office	1
Each member of the Board of Directors is elected for a one year term. For purposes of this paragraph, one year shall refer to the time period between two ordinary General Meetings or, if a member is elected at an extraordinary General Meeting, to the time period between the extraordinary and the next ordinary Meeting.

	2	Verwaltungsratsmitglieder, deren Amtszeit abgelaufen ist, sind wieder wählbar.		2	Members of the Board of Directors whose term of office has expired are eligible for re-election.
		Art. 23			Art. 23
Zusammensetzung und Organisation des Verwaltungsrates	1	Der Verwaltungsrat konstituiert sich selbst. Er wählt aus seinem Kreis einen Präsidenten und einen Vizepräsidenten und bestellt einen Sekretär, der nicht Mitglied des Verwaltungsrates zu sein braucht.	Constitution and Organisation of the Board of Directors	1
The Board of Directors constitutes itself. It shall elect among its members a Chairman and a Vice Chairman, and it shall appoint a Secretary, who does not need to be a member of the Board of Directors.

	2	Unter Vorbehalt der gesetzlichen Bestimmungen und dieser Statuten regelt und bestimmt der Verwaltungsrat seine Organisation näher, insbesondere im Organisationsreglement.		2	Subject to applicable law and the Articles of Association, the Board shall further regulate and determine its organisation, in particular in the Organisational Regulations.
		Art. 24			Art. 24
Aufgaben und Befugnisse des Verwaltungsrates	1	Der Verwaltungsrat, gemeinschaftlich handelnd, trägt die oberste Verantwortung für die Leitung der Gesellschaft sowie die Überwachung und Kontrolle der Geschäftsführung.	Duties and Powers of the Board of Directors	1	The Board of Directors, acting collectively, has the ultimate responsibility for running the Company and the supervision and control of its executive management.
	2	Der Verwaltungsrat beschliesst über alle Angelegenheiten, die nicht gemäss Gesetz oder Statuten ausdrücklich den Aktionären oder einem anderen Organ der Gesellschaft vorbehalten sind.		2	The Board of Directors may take decisions on all matters which are not expressly reserved to the shareholders or to another corporate body by law or by the Articles of Association.
	3
Der Verwaltungsrat hat die folgenden unübertragbaren und unentziehbaren Aufgaben:

1. Oberleitung der Gesellschaft, Genehmigung der Strategie und Erlass der notwendigen Reglemente und Richtlinien, einschliesslich des Organisationsreglements;

2. Festlegung der Organisation;

3. Durchführung einer Risikobeurteilung und Ausgestaltung des internen Kontrollsystems;

4. Ausgestaltung des Rechnungswesens, der Finanzkontrolle und der Finanzplanung;

5. Ernennung und Abberufung der mit der Führung und Vertretung der Gesellschaft betrauten Personen;

6. Oberaufsicht der mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Richtlinien;

7. Erstellung des Geschäftsberichts sowie Vorbereitung der Generalversammlung und Ausführung von deren Beschlüssen;

8. Beschlussfassung über die nachträgliche Leistung von Einlagen auf nicht vollständig liberierte Aktien;

9. Beschlussfassung über die Erhöhung des Aktienkapitals, soweit dem Verwaltungsrat diese Befugnis übertragen wurde (Artikel 651 Absatz 4 OR), Beschlussfassung über die Feststellung von Kapitalerhöhungen und daraus folgende Statutenänderungen;

10. Prüfung der fachlichen Voraussetzungen der Revisoren und besonders befähigten Revisoren für die Fälle, in welchen das Gesetz den Einsatz solcher Revisoren vorsieht;

11. Benachrichtigung des Gerichts im Falle von Überschuldung; und

12. Ausführung aller weiteren dem Verwaltungsrat durch zwingendes Recht zugewiesene Aufgaben.
				3
The Board of Directors has the following non-delegable and irrevocable duties:

1. To ultimately direct the Company, approve its strategy and issue the necessary regulations and directives, including the Organisational Regulations;

2. To determine the organisation;

3. To perform a risk assessment and organise the internal control system;

4. To organise the accounting, the financial control and the financial planning;

5. To appoint and remove the persons entrusted with management and representation of the Company;

6. To ultimately supervise the persons entrusted with management, in particular with respect to compliance with the law and the Articles of Association, regulations and directives;

7. To prepare the business report as well as the General Meeting and to implement the resolutions of the General Meeting;

8. To pass resolutions regarding the subsequent payment of capital with respect to non-fully paid in shares;

9. To pass resolutions regarding the increase of the share capital to the extent that such power is vested in the Board of Directors (article 651 paragraph 4 of the Code of Obligations), resolutions confirming increases in share capital and regarding the amendments to the Articles of Association entailed thereby;

10. To examine the professional qualifications of the Auditors and specially qualified auditors in the cases in which the law foresees the use of such auditors;

11. To notify the court in case of overindebtedness; and

12. To perform all further duties conferred to the Board of Directors by mandatory law.

		Art. 25			Art. 25
Aufgaben und Befugnisse in Bezug auf Übernahmen	1
Vorbehältlich der anwendbaren Gesetze und regulatorischen Bestimmungen sowie unter dem Vorbehalt, dass der Verwaltungsrat davon überzeugt ist, dass die Anwendung dieses Artikels im Einzelfall im besten Interesse der Gesellschaft liegt, soll der Verwaltungsrat angemessene Anstrengungen unternehmen, um innerhalb der ihm von Gesetz und den Statuten zugewiesenen Befugnisse:

1. die allgemeinen Prinzipien, wie sie im Takeover Code festgelegt sind, in entsprechender Anwendung anzuwenden und dafür zu sorgen, dass die Gesellschaft diese befolgt, als würde die Gesellschaft dem Takeover Code unterliegen;

2. bei Eintritt irgendwelcher Umstände, unter denen (würde die Gesellschaft dem Takeover Code unterliegen) die Gesellschaft eine Zielgesellschaft oder auf andere Weise Gegenstand eines Angebots würde, oder unter denen der Verwaltungsrat Grund zur Annahme hätte, dass ein in guten Treuen erfolgendes Angebot unmittelbar bevorstehen könnte, die allgemeinen Prinzipien für Zielgesellschaften und den Verwaltungsrat von Zielgesellschaften, wie sie im Takeover Code festgelegt sind, in entsprechender Anwendung zu befolgen und dafür zu sorgen, dass die Gesellschaft diese befolgt, als würde die Gesellschaft dem Takeover Code unterliegen; und

3. im Falle (und für die Dauer), dass der Verwaltungsrat den Aktionären der Gesellschaft oder einzelnen Kategorien von Aktionären von Zeit zu Zeit ein für die Aktien der Gesellschaft abgegebenes Angebot empfiehlt, vom Anbieter bzw. von den Anbietern die Zusicherung einzuholen, bei der Durchführung und Abwicklung des entsprechenden Angebots bzw. der entsprechenden Angebote die Bestimmungen des Takeover Code in entsprechender Anwendung zu befolgen, als würde die Gesellschaft dem Takeover Code unterliegen, jedoch unter Anerkennung dessen, dass das Panel nicht zuständig ist (falls und solange dies der Fall ist).
			Duties and Powers with regard to Takeovers	1
Subject to applicable law and regulations and to the Board of Directors being satisfied that the application of this article is, in any particular case, in the best interests of the Company, the Board of Directors shall use its reasonable endeavours within its powers conferred by law and the Articles of Association:

1. to apply and to have the Company abide by the general principles as defined in the Takeover Code mutatis mutandis as though the Company were subject to the Takeover Code;

2. if any circumstances shall arise under which (had the Company been subject to the Takeover Code) the Company would be an offeree company or otherwise subject to an offer, or under which the Board of Directors would have reason to believe that a bona fide offer might be imminent, to comply with and to procure that the Company complies with the provisions of the Takeover Code applicable to an offeree company and the board of directors of an offeree company mutatis mutandis as though the Company were subject to the Takeover Code; and

3. in the event that (and for so long as) the Board of Directors recommends to shareholders of the Company or any class thereof any offer made for the shares of the Company from time to time, to obtain the undertaking of the offeror(s) to comply with the provisions of the Takeover Code in the conduct and execution of the relevant offer(s) mutatis mutandis as though the Company were subject to the Takeover Code, but recognising that the Panel will not have jurisdiction (if and for so long as such may be the case).

	2
Dem Verwaltungsrat kommt (unter Vorbehalt von Absatz 3) eine umfassende Kompetenz und ein umfassendes Ermessen zu, die Anwendung sämtlicher Bestimmungen der Statuten im Zusammenhang mit dem Takeover Code, einschliesslich der Artikel 7, 12, 17 und 25, zu bestimmen. Diese Zuständigkeit und dieses Ermessen umfasst insbesondere die Auslegung des Takeover Code (einschliesslich dessen Anwendbarkeit) und der Statuten, die Feststellung von Tatsachen, sowie jegliches Ermessen, das dem Panel zukommt, einschliesslich der Entscheid über Bedingungen und Zustimmungen, über die anzubietende Gegenleistung sowie über sämtliche Eintragungsbeschränkungen und Stimmrechtsbeschränkungen. Jeglicher solcher Entscheid durch den Verwaltungsrat ist zu begründen. Bei der Ausübung derartiger Kompetenzen oder derartigen Ermessens hält sich der Verwaltungsrat (und, falls zutreffend, der Unabhängige Experte) an den Grundsatz, dass Aktionäre, die sich in der gleichen Stellung in Bezug auf die mit ihren Aktien verbundenen Rechte befinden, gleich zu behandeln sind, und im Übrigen in Übereinstimmung mit seinen Pflichten nach anwendbarem Recht.
				2
The Board of Directors has (subject to paragraph 3) full authority and discretion to determine the application of all provisions in the Articles of Association relating to the Takeover Code, including articles 7, 12, 17 and 25. In particular, such authority and discretion encompasses the interpretation of the Takeover Code (including its applicability) and of the Articles of Association, the establishment of facts and all discretion vested in the Panel, including the determination of conditions and consents, the consideration to be offered and any restrictions on the registration of shares with voting rights and on the exercise of voting rights. Any such determination by the Board of Directors should set out the reasons. In exercising any such authority or discretion, the Board of Directors (and, as the case may be, the Independent Expert) will comply with the principle that all holders of shares that are in the same position shall be treated equally in respect of the rights attaching to their shares and otherwise in accordance with its duties under applicable law.

	3
Ungeachtet des Vorangehenden kann jeder betroffene Aktionär innerhalb von 3 Geschäftstagen seit dem Entscheid des Verwaltungsrats gemäss Abs. 2 dem Verwaltungsrat schriftlich anzeigen, dass er oder sie diesen Entscheid anzufechten und ihn einem Unabhängigen Experten zur Entscheidung vorzulegen wünscht. Erhält der Verwaltungsrat eine solche Anzeige, so ist er verpflichtet, die Angelegenheit so bald als möglich einem Unabhängigen Experten zur Entscheidung vorzulegen; der Unabhängige Experte hat die Entscheidung so bald wie praktisch möglich nach Vorlage der Angelegenheit zu treffen. Die Gesellschaft und der anfechtende Aktionär sind berechtigt, beim Unabhängigen Experten Eingaben zu machen und haben dem Unabhängigen Experten diejenige Unterstützung zu gewähren und diejenigen Dokumente zu unterbreiten (oder dafür zu sorgen, dass andere Personen dies tun), welche der Unabhängige Experte vernünftigerweise zwecks Entscheidfindung verlangt, vorausgesetzt, dass der Unabhängige Experte solche Vertraulichkeitsvereinbarungen eingeht, wie sie die Parteien von ihm vernünftigerweise verlangen. Die Entscheidung des Unabhängigen Experten ist endgültig und (im Umfang, wie dies gemäss anwendbarem Recht möglich ist) verbindlich für alle betroffenen Personen und ist nicht mehr anfechtbar, ob in Bezug auf ihre Gültigkeit oder anderweitig. Der Unabhängige Experte hat auch zu entscheiden, abhängig vom jeweiligen Erfolg in der Sache, ob die Gesellschaft oder der anfechtende Aktionär seine Kosten zu tragen hat.
				3
Notwithstanding the foregoing, any affected shareholder may give notice in writing to the Board of Directors within 3 Business Days as of any determination by the Board of Directors pursuant to paragraph 2 that it wishes to challenge such determination and to have it referred to an Independent Expert. In the event the Board of Directors receives such a notice, it shall refer the matter for determination as soon as practicable to an Independent Expert who will make a determination as soon as practicable following such referral. The Company and the challenging shareholder are entitled to make submissions to the Independent Expert and shall provide (or procure that others provide) the Independent Expert with such assistance and documents as the Independent Expert reasonably requires for the purpose of reaching a determination, subject to the Independent Expert agreeing to give such confidentiality undertakings as the parties may reasonably require. The determination of the Independent Expert shall be conclusive and (to the extent capable of being so in accordance with applicable law) binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise. The Independent Expert shall, depending on their success on the merits, also determine whether the Company or the challenging shareholder has to bear his cost.

	4
Im Zusammenhang mit den Artikeln 7, 12, 17 und 25 haben die folgenden Begriffe die folgenden Bedeutungen:

1. "Geschäftstag" meint jeden Tag (ausser Samstag, Sonntag und jeder Feiertag), an dem Banken in London für den allgemeinen Geschäftsverkehr geöffnet sind;

2. ein "Unabhängiger Experte" meint, nach Wahl des Verwaltungsrats, (i) eine Person, die einer renommierten unabhängigen Investment Bank in London angehört, oder (ii) ein unabhängiger führender Queen's Counsel, welche(r) je eine mindestens 10-jährige Erfahrung in der Anwendung des Takeover Code aufweisen müssen und welche(r) vom Verwaltungsrat gemäss Absatz 3 oben zwecks Entscheidung einer den Takeover Code betreffenden Angelegenheit ernannt wird;

3. das "Panel" meint die Übernahmekommission des Vereinigten Königreichs von Grossbritannien und Nordirland (Panel on Takeovers and Mergers of the United Kingdom);

4. eine "Erlaubte Transaktion" meint den Erwerb einer Aktie der Gesellschaft oder jegliche Beteiligung (interest) daran, wenn:

    (a) der Verwaltungsrat dem Erwerb einer solchen Aktie oder Beteiligung
    (interest) zustimmt (auch dann, wenn der Erwerb einer solchen Aktie oder
    Beteiligung (interest) mangels einer solchen Zustimmung eine Verbotene
    Transaktion wäre);

    (b) der Erwerb einer Aktie der Gesellschaft oder einer Beteiligung (interest)
    daran unter Umständen erfolgt, unter denen der Takeover Code, falls er auf die Gesellschaft anwendbar wäre, als Rechtsfolge erfordert, dass ein
    Angebot gemacht wird, und ein solches Angebot gemäss Regel 9 des
    Takeover Code, wie wenn er anwendbar wäre (mit denjenigen
    Änderungen, denen der Verwaltungsrat zugestimmt hat) gemacht wurde und nicht nachträglich zurückgezogen wurde;

    (c) der Erwerb einer solchen Aktie oder Beteiligung (interest) aus der
    Rückzahlung einer Effektenleihevereinbarung resultiert (zu marktüblichen
    Bedingungen);

    (d) als Konsequenz eines Rückkaufs oder Erwerbs von eigenen Aktien durch die Gesellschaft ein Anstieg der Stimmrechtsanteile resultiert, der zu einer Verbotenen Transaktion führt; oder

    (e) jeglicher Erwerb einer solchen Aktie oder Beteiligung (interest) daran vor oder zum Zeitpunkt, in dem die Aktien der Gesellschaft zum Handel an
    der London Stock Exchange zugelassen werden, vollzogen worden ist.

5. eine "Verbotene Transaktion" meint den Erwerb einer Aktie der Gesellschaft oder einer Beteiligung (interest) daran, (i) wenn die Regeln 4, 5, 6, 8, 9 oder 11 des Takeover Code ganz oder teilweise auf den Erwerb einer solchen Aktie oder Beteiligung anwendbar wäre, falls die Gesellschaft dem Takeover Code unterliegen würde, und der Erwerb einer solchen Aktie oder Beteiligung (interest) in Verletzung der Regeln 4, 5, 6, 8, 9 oder 11 des Takeover Code erfolgen oder anderweitig diese nicht einhalten würde, oder (ii) wenn und solange ein Angebot nicht in vollumfänglicher Übereinstimmung mit Regel 9 des Takeover Code gemacht worden ist (wie wenn der Takeover Code auf die Gesellschaft anwendbar wäre);

6. der "Takeover Code" meint den vom Panel erlassenen City Code on Takeovers and Mergers des Vereinigten Königreichs von Grossbritannien und Nordirland oder vergleichbare Gesetze, Verordnungen oder Codes, welche ihn rechtmässig ersetzen, wie dannzumal in Kraft.
				4
For purposes of articles 7, 12, 17 and 25, the following terms shall have the following meanings:

1. a "Business Day" shall mean any day (excluding a Saturday, Sunday or public holiday) on which banks are open for general commercial business in London;

2. an "Independent Expert" shall mean, at the option of the Board of Directors, (i) an individual from a reputable independent investment bank located in London or (ii) an independent leading Queen's Counsel, either of whom must have at least 10 years’ experience in the operation of the Takeover Code and who is appointed by the Board of Directors in accordance with paragraph 3 above to determine a matter relating to the Takeover Code;

3. the "Panel" shall mean the Panel on Takeovers and Mergers of the United Kingdom;

4. a "Permitted Transaction" shall mean an acquisition of a share of the Company or any interest therein if:

    (a) the Board of Directors consents to the
    acquisition of such share or interest (even if,
    in the absence of such consent, the
    acquisition of such share or interest would be
    a Prohibited Acquisition);

    (b) the acquisition of a share of the Company
    or any interest therein is made in
    circumstances in which the Takeover Code, if
    it applied to the Company, would require an
    Offer to be made as a consequence and such
    Offer is made, and not subsequently
    withdrawn, in accordance with Rule 9 of the
    Takeover Code, as if it so applied (with such
    amendments as the Board of Directors may
    consent to);

    (c) the acquisition of such share or interest
    arises from repayment of a stock-borrowing
    arrangement (on arm's length commercial
    terms);

    (d) as a consequence of the Company
    redeeming or purchasing its own shares, there
    is a resulting increase in the percentage of the
    voting rights which results in a Prohibited
    Transaction; or

    (e) any acquisition of such share or interest
    therein is settled at or before the point of time
    on which shares of the Company are admitted
    to trading on the London Stock Exchange.

5. a "Prohibited Transaction" shall mean an acquisition of a share of the Company or any interest therein (i) if Rules 4, 5, 6, 8, 9 or 11 of the Takeover Code would in whole or part apply to the acquisition of such share or interest if the Company were subject to the Takeover Code and the acquisition of such share or interest would be made in breach of or otherwise would not comply with Rules 4, 5, 6, 8, 9 or 11 of the Takeover Code, or (ii) if and as long as an offer has not been made in full accordance with Rule 9 of the Takeover Code (as though the Company were subject to the Takeover Code);

6. the "Takeover Code" shall mean the U.K. City Code on Takeovers and Mergers issued by Panel or any similar law, regulation or code lawfully replacing such code, as then in force.

	5	Alle anderen in den Artikeln 7, 12, 17 und 25 verwendeten Begriffe, die sich auf Bestimmungen des Takeover Code beziehen, sind in Übereinstimmung mit dem Takeover Code auszulegen, wie sie vom Panel und der einschlägigen Rechtsprechung ausgelegt werden. Jegliche Interpretation soll mit dem Ziel erfolgen, dem Takeover Code so viel Gültigkeit wie möglich zu verleihen, wie wenn er auf die Gesellschaft anwendbar wäre.		5
Any other terms used in articles 7, 12, 17 and 25 and relating to provisions of the Takeover Code shall be interpreted in accordance with the Takeover Code, as interpreted by the Panel and pertinent case law. Any interpretation shall be made with the goal to give the Takeover Code, as though it would apply to the Company, as much effect as possible.

		Art. 26			Art. 26
Delegation von Aufgaben und Befugnissen
Der Verwaltungsrat kann – unter Vorbehalt dieser Statuten und zwingendem Recht – Rechte und Pflichten nach Massgabe eines Organisationsreglements ganz oder teilweise auf einzelne Mitglieder des Verwaltungsrates, Verwaltungsratsausschüsse oder Dritte übertragen.
			Delegation of Duties and Powers
Subject to the foregoing article of the Articles of Association and mandatory law, the Board of Directors may delegate duties or powers wholly or in part to individual members of the Board of Directors, to Committees of the Board of Directors or to third persons in accordance with the Organisational Regulations.

		Art. 27			Art. 27
Sitzungen	1	Die Organisation der Sitzungen wie auch die Beschlussfähigkeit des Verwaltungsrates und die Beschlussfassung werden im Organisationsreglement festgelegt.	Meetings	1	The organisation of the meetings, including the presence quorum and the passing of resolutions, shall be set out in the Organisational Regulations.
	2
Ungeachtet des Vorstehenden (und unter Vorbehalt weitergehender Anforderungen im Organisationsreglement) bedürfen die folgenden Angelegenheiten eines Präsenzquorums von mindestens acht Mitgliedern des Verwaltungsrates (oder, falls der Verwaltungsrat aus weniger als zehn Mitgliedern besteht, drei Vierteln aller Mitglieder des Verwaltungsrates) und der Zustimmung durch die Stimmen von zwei Dritteln derjenigen Mitglieder des Verwaltungsrates, welche anwesend und stimmberechtigt sind:

1. Aufnahme einer anderen Geschäftstätigkeit als das Abfüllen von Getränken und zugehörige Geschäftstätigkeiten;

2. Eingehen, Ausgabe, Garantieren oder Übernahme von Verbindlichkeiten oder die Genehmigung von Kapitalaufwendungen von mehr als EUR 30'000'000;

3. Eingehen von Übereinkünften, Vereinbarungen oder Verträgen, welche Zahlungen oder eine andere Gegenleistung von mehr als EUR 30'000'000 beinhalten;

4. Verkauf, Leasing, Tausch, Übertragung oder anderweitige Verfügung, direkt oder indirekt, in einer einzigen Transaktion oder in einer Reihe von Transaktionen, über alle oder im Wesentlichen alle Vermögenswerte der Gesellschaft, oder Verkauf einer Mehrheit des Wertes der Vermögenswerte der Gesellschaft, in jedem dieser Fälle, falls eine solche Verfügung nicht im Rahmen des gewöhnlichen Geschäftsganges erfolgt (es sei denn, ein solcher Verkauf wird im Zusammenhang mit oder als Teil einer sale-lease-back-Übertragung ausgeführt);

5. Wahl oder Abwahl des Chief Executive Officer;

6. Genehmigung des Jahresbudgets, mit der Massgabe, dass falls kein neues Jahresbudget genehmigt wird, das inflationsbereinigte Budget des vorangehenden Jahres anstelle des neuen Jahresbudgets verwendet wird, bis das neue Jahresbudget genehmigt wird;

7. Genehmigung des jährlichen Business Plans, der von der Geschäftsleitung der Gesellschaft vorgelegt wird;

8. Verabschiedung jeder Empfehlung an die Aktionäre, die Grösse des Verwaltungsrats zu ändern; und

9. Jeder Beschluss betreffend Grösse und Zusammensetzung des Nomination Committee.
				2
Notwithstanding the foregoing (and subject to any additional requirements contained in the Organisational Regulations), the following matters require a presence quorum of at least eight members of the Board of Directors (or, if there are less than ten members of the Board of Directors, three quarters of all members of the Board of Directors) and the approval by the votes of two-thirds of the members of the Board of Directors present and entitled to vote:

1. to engage in any business other than the bottling of beverages and any business incidental thereto;

2. to incur, issue, guarantee or assume any indebtedness or approve capital expenditures in excess of EUR 30,000,000;

3. to enter into any agreement, arrangement or contract involving payments or other consideration in excess of EUR 30,000,000;

4. to sell, lease, exchange, transfer or otherwise dispose, directly or indirectly, in a single transaction or a series of transactions of all or substantially all of the assets of the Company, or any sale of a majority of the value of the assets of the Company, in each case, when such disposition is not in the ordinary course of business (unless such sale is undertaken in connection with, or as a part of, a sale-lease back transfer);

5. to appoint or dismiss the chief executive officer;

6. to approve the annual budget, provided however, that if no new annual budget is approved, the prior year's budget, adjusted for inflation, will be used in place of the new annual budget until the new annual budget is approved;

7. to approve any annual business plan submitted by the management of the Company;

8. to approve any recommendation to the shareholders to change the size of the Board of Directors; and

9. to approve any change in the size and composition of the nomination committee.

	2	Das Organisationsreglement kann näher bestimmen, wie die obigen Präsenz- und Mehrheitserfordernisse auf Zirkularbeschlüsse anzuwenden sind.		2	The Organisational Regulations may further determine how the above presence quorum and majority requirements are to be applied to circular resolutions.
		Art. 28			Art. 28
Zeichnungsberechtigung
Die rechtsgültige Vertretung der Gesellschaft durch die Mitglieder des Verwaltungsrates oder weitere Personen wird im Organisationsreglement oder anderen vom Verwaltungsrat erlassenen Richtlinien geregelt.
			Signatory Power
The due and valid representation of the Company by members of the Board of Directors or other persons is set forth in the Organisational Regulations or other directives issued by the Board of Directors.

		Art. 29			Art. 29
Entschädigung
Die Mitglieder des Verwaltungsrates haben Anspruch auf Ersatz ihrer im Interesse der Gesellschaft aufgewendeten Auslagen sowie auf eine vom Verwaltungsrat festgelegte Entschädigung für ihre Tätigkeiten.
			Remuneration
The members of the Board of Directors are entitled to reimbursement of all expenses incurred in the interests of the Company as well as a remuneration for their services as determined by the Board of Directors.

		C. Revisionsstelle			C. Auditors
		Art. 30			Art. 30
Amtsdauer, Befugnisse und Pflichten	1	Die Generalversammlung wählt die Revisionsstelle für eine Amtsdauer von einem Jahr. Die Amtsdauer beginnt mit dem Tag ihrer Wahl und endet mit der nächsten darauffolgenden ordentlichen Generalversammlung. Die Rechte und Pflichten der Revisionsstelle werden durch das Gesetz bestimmt.	Term of Office, Authority and Duties	1
The General Meeting shall elect the Auditors for a term of office of one year. The term of office shall commence at the General Meeting at which the Auditors are elected and last until the next ordinary General Meeting. The rights and duties of the Auditors are determined by the law.

	2	Die Generalversammlung kann eine besondere Revisionsstelle wählen, der die Vornahme der im Rahmen von Kapitalerhöhungen gesetzlich vorgeschriebenen Prüfungen obliegt.		2	The General Meeting may appoint Special Auditors and entrust them with examinations required under applicable law in connection with capital increases.

		IV. Geschäftsjahr, Bilanzgewinn			IV. Financial Year, Profit Allocation
		Art. 31			Art. 31
Geschäftsjahr		Der Verwaltungsrat legt das Geschäftsjahr fest.	Financial Year		The financial year shall be determined by the Board of Directors.
		Art. 32			Art. 32
Verteilung des Bilanzgewinns, Dividenden	1	Über den Bilanzgewinn und insbesondere über die Höhe der Dividende beschliesst die Generalversammlung nach ihrem Ermessen im Rahmen der zwingenden gesetzlichen Bestimmungen.	Allocation of Balance Sheet Profits, Dividends	1	Subject to mandatory statutory provisions, the General Meeting may allocate the profits shown in the balance sheet, and in particular determine the amount of the dividend, at its discretion.
	2	Dividenden und vergleichbare Ausschüttungen, welche innerhalb von fünf Jahren nach ihrer Fälligkeit nicht bezogen worden sind, verjähren und verfallen zugunsten der Gesellschaft.		2	Dividends and similar distributions which have not been collected within five years after their due date shall lapse and accrue to the Company.

		V. Auflösung und Liquidation			V. Dissolution and Liquidation
		Art. 33			Art. 33
Auflösung und Liquidation	1	Die Generalversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft nach Massgabe der gesetzlichen und statuarischen Vorschriften beschliessen.	Dissolution and Liquidation	1	The General Meeting may at any time resolve the dissolution and liquidation of the Company in accordance with the law and these Articles of Association.
	2	Die Liquidation wird durch den dann im Amt befindlichen Verwaltungsrat durchgeführt, sofern die Generalversammlung nicht andere Personen als Liquidatoren bestellt.		2	The liquidation shall be carried out by the Board of Directors then in office, unless the General Meeting appoints other persons as liquidators.
	3	Die Liquidatoren haben uneingeschränkte Kompetenzen und Befugnisse, das gesamte Gesellschaftsvermögen zu liquidieren und die Gesellschaft abzuwickeln.		3	The liquidators shall have unencumbered power and authority to liquidate all corporate assets and wind up the Company.
	4	Nach erfolgter Tilgung sämtlicher Schulden wird das Vermögen der Gesellschaft unter die Aktionäre nach Massgabe der Nennwerte ihrer Aktien verteilt. Sämtliche durch die Aktionäre nicht einbezahlten Beträge werden mit der Konkursdividende verrechnet.		4
Upon discharge of all liabilities, the assets of the Company shall be distributed to the shareholders proportional to the nominal values of their shares. Any amount not paid in by shareholders shall be set off against the liquidation dividend.

		VI. Mitteilungen, Gerichtsstand			VI. Notices, Jurisdiction
		Art. 34			Art. 34
Bekanntmachungen, Mitteilungen	1	Öffentliche Bekanntmachungen und Einladungen an die Aktionäre erfolgen durch Publikation im Schweizerischen Handelsamtsblatt.	Public Notices, Communications	1	Public notices and invitations to shareholders shall be made by publication in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt).
	2	Soweit die Gesellschaft Mitteilungen an ihre Aktionäre per Brief macht, erfolgen solche Mitteilungen auf dem ordentlichen Postweg an den Empfänger und die Adresse, die im Aktienbuch vermerkt sind, oder auf einem anderen dem Verwaltungsrat als passend erscheinenden Weg.		2
To the extent the Company communicates to its shareholders by mail, such communications shall be sent by ordinary mail to the recipient and address recorded in the share register or in such other form as the Board of Directors deems fit.

		Art. 35			Art. 35
Gerichtsstand		Der ausschliessliche Gerichtsstand für sämtliche aus dem Gesellschaftsverhältnis entstehenden oder damit in Zusammenhang stehenden Streitigkeiten befindet sich am Sitz der Gesellschaft.	Jurisdiction		The exclusive place of jurisdiction for any disputes arising from or in connection with the corporate relationship in the Company shall be at the registered office of the Company.

		VII. Offenlegung von Sacheinlagen			VII. Disclosure of Contributions in Kind
		Art. 36			Art. 36
Sachein-lagen	1
Im Zusammenhang mit der Kapitalerhöhung vom 25. April 2013 erwirbt die Gesellschaft von National Bank of Greece, welche als Sacheinlegerin und Umtauschagentin im eigenen Namen aber für Rechnung derjenigen Aktionäre von Coca-Cola Hellenic Bottling Company S.A., Maroussi, Griechenland, welche ihre Aktien im Rahmen eines Umtauschangebots durch die Gesellschaft angedient haben, handelt, 355'009'014 Aktien von Coca-Cola Hellenic Bottling Company S.A., Maroussi, Griechenland, mit einem Nennwert von je EUR 1.01 und einen Gesamtwert von CHF 8'828'115'653.85. Im Gegenzug hat die Gesellschaft, im Verhältnis eins-zu-eins, 355'009'014 Namenaktien der Gesellschaft mit einem Nennwert von je CHF 6.70 an die Sacheinlegerin ausgegeben.
			Contributions in Kind	1
In connection with the capital increase dated 25 April 2013, the Company acquires from National Bank of Greece, acting as contributor in kind and exchange agent in its own name but for the account of shareholders of Coca-Cola Hellenic Bottling Company S.A., Maroussi, Greece, who have tendered their shares in an exchange offer by the Company, 355,009,014 shares in Coca-Cola Hellenic Bottling Company S.A., Maroussi, Greece, with a par value of EUR 1.01 each and a total value of CHF 8,828,115,653.85. In return, the Company has issued, on a one to one basis, 355,009,014 registered shares in the Company with a par value of CHF 6.70 each to the contributor in kind.

	2
Im Zusammenhang mit der Kapitalerhöhung vom 17. Juni 2013 erwirbt die Gesellschaft von National Bank of Greece (handelnd im eigenen Namen aber für Rechnung derjenigen Aktionäre von Coca-Cola Hellenic Bottling Company S.A., Maroussi, Griechenland, welche ihre Aktien im Rahmen eines Umtauschangebots durch die Gesellschaft nicht oder nicht gültig angedient haben und die, nachdem die Gesellschaft ihr Recht gestützt auf Artikel 27 des griechischen Gesetzes 3461/2006 (das "Squeeze-out-Recht") ausgeübt hat, entweder gewählt haben, Aktien der Gesellschaft zu erhalten, oder die standardmässig als Folge des Squeeze-out-Rechts Aktien der Gesellschaft erhalten) 11'467'206 Aktien von Coca-Cola Hellenic Bottling Company S.A., Maroussi, Griechenland, mit einem Nennwert von je EUR 1.01 und einem Gesamtwert von CHF 289'467'827.80. Im Gegenzug hat die Gesellschaft, im Verhältnis eins-zu-eins, 11'467'206 Namenaktien der Gesellschaft mit einem Nennwert von je CHF 6.70 an die Sacheinlegerin ausgegeben.
				2
In connection with the capital increase dated 17 June 2013, the Company acquires from National Bank of Greece (acting as contributor in kind in its own name but for the account of shareholders of Coca-Cola Hellenic Bottling Company S.A., Maroussi, Greece, who have not tendered or have not validly tendered their shares in an exchange offer by the Company and, after the Company has exercised its right under article 27 of Greek law 3461/2006 (the "Squeeze-out Right"), who either elected to receive shares of the Company or will receive shares of the Company by default as a result of the Squeeze-Out Right) 11'467'206 shares in Coca-Cola Hellenic Bottling Company S.A., Maroussi, Greece, with a par value of EUR 1.01 each and a total value of CHF 289,467,827.80. In return, the Company has issued, on a one to one basis, 11,467,206 registered shares in the Company with a par value of CHF 6.70 each to the contributor in kind.

		VIII. Massgebliche Version			VIII. Prevailing Version
		Art. 37			Art. 37
Massgebliche Version		Diese Statuten existieren in deutscher und englischer Fassung. Die deutsche Fassung geht vor.	Prevailing Version		A German and an English version exist of these Articles of Association. The German version shall prevail.
		Steinhausen, 10. März 2014			Steinhausen, 10 March 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development